UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28701 / April 22, 2009

_____

In the Matter of   :
                                                                                                        :
MONY Series Fund, Inc.   :
1740 Broadway   :
New York, New York 10019   :
                                                                                                        :
(811-4209)   :
                                                                                                        :
_____:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT
COMPANY

MONY Series Fund, Inc. ("Applicant"), a management investment company registered
under the Investment Company Act of 1940 ("1940 Act"), filed an application on
February 9, 2006, and amended applications on December 31, 2008 and on March 6, 2009
under Section 8(f) of the 1940 Act, requesting an order declaring that it has ceased to be an
investment company as defined by the 1940 Act.

A notice of the filing of the application was issued on March 27, 2009 (Investment
Company Act Release No. 28680). The notice gave interested persons an opportunity to
request a hearing and stated that an order disposing of the matter would be issued unless a
hearing should be ordered. No request for a hearing has been received, and the
Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in
the application, that the Applicant has ceased to be an investment company as defined by
the 1940 Act.

Accordingly,

IT IS ORDERED, pursuant to Section 8(f) of the 1940 Act, that the registration of Applicant MONY Series Fund, Inc. (811-4209) under the 1940 Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary